July 2008
Pricing Sheet dated July 31, 2008 relating to
Preliminary Terms No. 714 dated July 16, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities

PLUS Based on the Value of the S&P 500®/Citigroup Growth Index due February 7, 2011
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JULY 31, 2008
Issuer:	Morgan Stanley
Maturity date:	February 7, 2011
Underlying index:	S&P 500®/Citigroup Growth Index
Aggregate principal amount:	$2,663,000
Payment at maturity per PLUS:	▪ If final index value is greater than initial index value,
$10 + ($10 x upside leverage factor x index percent increase)
▪ If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	623.99, which is the index closing value of the underlying index on the pricing date
Final index value:	The index closing value on the index valuation date
Index valuation date:	February 3, 2011, subject to adjustment for certain market disruption events
Upside leverage factor:	124.50%
Index performance factor	final index value / initial index value
Maximum payment at maturity:	There is no maximum payment at maturity on the PLUS.
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	July 31, 2008
Original issue date:	August 7, 2008 (5 business days after the pricing date)
CUSIP:	617480645
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	$10	$0.20	$9.80
Total	$2,663,000	$53,260	$2,609,740
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

“Standard & Poor’s®,” “S&P® ,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the PLUS.

  You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 714 dated July 16, 2008
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.